Filed by: National Penn Bancshares, Inc.
                                        Pursuant to Rule 425 under the
                                        Securities Act of 1933
                                        Securities Act File No.: 333-101689
                                        Subject Company: FirstService Bank



         The following is a presentation given by officers of National Penn Bancshares, Inc. at the Emerald Asset Management Annual Groundhog Day Investment Forum on February 6, 2003.

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         [Logo]
National Penn Bancshares, Inc.
Financial Presentation
February 2003

                                        1
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                                   DISCLAIMER

Please note that this presentation contains forward-looking statements concerning earnings, asset quality and other future events. Actual results could differ materially due to deteriorating economic conditions; increased competition; interest rate movements; market volatility in the securities markets; legislative or regulatory developments; merger-related synergies, savings and integration issues; technological changes; and other risks and uncertainties discussed in NPBC's reports filed from time to time with the Securities and Exchange Commission, which are incorporated herein by reference. NPBC cautions you not to place undue reliance on these statements. NPBC undertakes no obligation to publicly release or update any of these statements.


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                             National Penn Profile

                               [Graphic Omitted]

o        Asset size:                          $2.9 billion

o        Common Stock symbol:                         NPBC

o        Shares Outstanding:                  20.7 million

o        Institutional ownership:                      15%

o        52 Week price range:              $27.32 - $21.32

          (Based on intraday prices 1/1/02 to 12/31/02)

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                              NPBC Share Statistics
     As of 12/31/02
     -  Share Price         $26.55
     -  YTD Price change     26.7 %
     -  P/E Ratio            15.4 x
     -  Price/Book            2.47 x
     -  Dividend Yield        3.47 %
     -  Market Cap.        $550 Million

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                                Delivery Network

                               [Graphic Ommitted]

Community Offices

o  58 National Penn Bank

o   7 Panasia Bank N.A.

ATM Locations

o  72 (includes National Penn Bank and Panasia Bank N.A.)

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                                    Overview

                         National Penn Bancshares Inc.

       ---------------------------------------------------------------
       |                               |                              |
National Penn Bank            Panasia Bank N. A.         Investors Trust Company
       |
|-Penn Securities, Inc.
|-Penn 1st Financial Services, Inc.
|-National Penn Leasing Company

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                           America's Finest Companies

As reported by Bill Staton of the Staton Institute

     - One of 311 (out of 19,000) publicly traded companies with at least 10 consecutive years of either increased earnings or dividends

     - Named one of 21 "Earnings All-Stars"
       (Higher EPS for 20 straight years)

     - Named one of 50 of "America's Smartest Companies"
       (10 straight years of higher EPS and dividends)

     - Twenty-five consecutive years of both increased earnings and dividends

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                               A Record of Success
                          Compound Annual Growth Rates

                                  1998 - 2002

o  10.8%    5 yr CAGR diluted earnings
            per share

o  10.4%    5 yr CAGR net income

o  23.2%    5 yr CAGR non-interest income

o  25 yrs   Consecutive dividend increases

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                            Financial Highlights 2002

                         12/31/2002    12/31/2001

Net Income              $36,234,000    $32,734,000      + 10.7%

Diluted EPS                  $ 1.72         $ 1.54      + 11.7%

Effects of elimination        $ .06           ----
of Goodwill
Amortization

Cash Dividends               $ 0.85         $ 0.79       + 7.6%

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                            Financial Highlights 2002

                       12/31/2002    12/31/2001

ROE - Annualized           17.4 %        16.8 %

ROA - Annualized           1.30 %        1.25 %

Net Interest Margin        4.55 %        4.27 %

Efficiency Ratio           57.2 %        58.6 %


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                             Consistent Performance
                            through Economic Cycles

                                      ROA

                               [Graphic Omitted]

1998      1.14%

1999      1.21%

2000      1.13%

2001      1.25%

2002      1.30%

                                       11
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                             Consistent Performance
                             through Economic Cycles

                                      ROE

                               [Graphic Omitted)

1998      14.7%

1999      17.2%

2000      17.3%

2001      16.8%

2002      17.4%

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                            Consistently Growing EPS
                                   Diluted EPS

                       5 Year CAGR 1998 to 2002 -- 10.8%

                               [Graphic Omitted]

1998      $1.10

1999      $1.30

2000      $1.32

2001      $1.54

2002      $1.72


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                              Consistently Growing
                        Interest and Non-Interest Income

                                [Graphic Omitted]

          Net Interest Income                  Non Interest Income
                                  (In Millions)

1998           $74.90                             $19.40

1999           $78.90                             $24.00

2000           $81.10                             $27.70

2001           $96.00                             $34.50

2002          $109.60                             $39.80


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                              Consistent Net Income
                               and Dividend Growth

                               [Graphic Omitted]

               Net Income                            Dividends
                                 (In Millions)

1998           $23.50                                  $10.30

1999           $27.70                                  $13.60

2000           $27.80                                  $14.50

2001           $32.70                                  $16.50

2002           $36.20                                  $17.66


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                              Commercial Loan Focus

                                  Total Loans
                     2002- $1.89 Billion     1998- $1.52 Billion
                               5 year CAGR - 6.4%

                               [Graphic Omitted]

Business                      38%

Business Real Estate          25%

Residential Mortgage          13%

Home Equity                   12%

Construction                  10%

Consumer                       2%
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                             Core Deposit Strength

                                 Total Deposits
                 2002 - $2.11 Billion      1998 - $1.56 Billion
                               5 year CAGR - 8.2%

                               [Graphic Omitted]

Savings/MM                    47%

Time < $100,000               26%

Demand (Non-Interest)         17%

IRA                            6%

Time > $100,000                4%


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                                  Asset Quality

                   NPA + 90 Days Past Due / Total Assets (%)

                               [Graphic Omitted]

1998      0.66%

1999      0.75%

2000      0.73%

2001      1.06%

2002      0.56%


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                                Reserve Coverage

                      LL Reserve / NPA + 90 Days Past Due

                               [Graphic Omitted]

1998      214.9%

1999      200.3%

2000      205.1%

2001      146.6%

2002      267.1%
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                                Building Reserves
Dollars appear in thousands

                         1998        1999       2000      2001      2002
                         --------------------------------------------------
Provision for
loan losses              $6,200     $6,570    $7,325     $9,000    $14,000

Net Charge-offs          (3,652)    (2,774)   (5,027)    (5,826)   (13,620)
                         --------------------------------------------------

Provision in excess
of net charge-offs       $2,548     $3,796    $2,298     $3,174       $380
                         --------------------------------------------------

Loan loss reserve        $31,555   $35,351   $39,033    $42,207    $42,587

Loan loss reserve
to total loans              2.08%     2.13%     2.17%      2.27%      2.26%


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                                 Capitalization:
                                Supporting Growth

SELECTED RATIOS
                                             Regulatory
                                        "Well-Capitalized"
                         12/31/02            Minimums
                         --------------------------------

Leverage Ratio              8.66%            5.00%

Tier 1 Capital/            11.81%            6.00%
    Risk Weighted Assets

Total Capital/             13.08%           10.00%
    Risk Weighted Assets


                                       21
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                                 Trust Preferred
                                    Placement

o    $63,250,000 - Closed August 20, 2002

o    7.85%

o We believe we were the first non-rated bank to issue a trust preferred below 8.00% fixed

o    5 year call - 30 year maturity

o    This issue allowed us to call our existing
     $40,250,000,  9.00% trust preferred

o    Also provides capital for future acquisitions


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                                Strategic Mission

                      Serve our Customers Enthusiastically
                                       *
                       With the Highest Ethical Standards,
                            Ensure a Good Return for
                                Our Shareholders
                                       *
                             Create and Maintain an
                       Energized Culture for Our Employees


                                       23
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                                Strategic Vision

      "National Penn Bancshares will be the most highly regarded financial institution within the markets we serve."


                                       24
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                                 Strategic Focus

o Be a pre-eminent provider of financial services in the markets we define

     - Increase market penetration in selected areas of our geographic footprint

     - Embrace  "Client  Intimacy"

     - Achieve excellence in both retail and commercial lines of business


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                                 Strategic Goal:
                                 MARKET PRESENCE

o  Position bank in top spots of major markets

o  Increase presence in existing markets

o  Establish presence in markets to extend our footprint


                                Current Action:
                                     Acquire
                            FirstService Bank [Logo]

                                       26
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                          FirstService Bank Acquisition

                               [Graphic Omitted]

o Expand presence in
  Bucks and Eastern
  Montgomery Counties

o Bucks County deposit
  market share improves
  from 17th to 9th

o $400 million total new assets

o $270 million total new deposits

o Current management team
  remains to operate "FirstService"
  as part of the National Penn family

o Expanded insurance and asset management opportunities


                                       27
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                                 Strategic Goal:
                                "CLIENT INTIMACY"

o Customer solutions drive employee actions

o Dedicated service teams

                                 Current Action:
                          Specialized Business Models

                                       28
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                                   Specialized
                                 Business Models

o Private Banking

     -  Criteria >$100,000 income and
        >$250,000 net worth

     -  Dedicated Relationship Managers

     -  Responsive credit approval structure

o Manufacturing Group

     -  Focused, dedicated team
        of professionals

     -  Industry specific seminars

     -  Advisory Board feedback

     -  18% portfolio growth YTD with 100% retention rate



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                                 Strategic Goal:
                               ACHIEVE EXCELLENCE
RETAIL
     -   The right products at the right time

          o  Well trained, problem-solving staff

          o  Community Office/ATM Expansion

          o  Internet Banking

          o  Full service Mortgage Company

          o  Expanded insurance offerings (licensed employees)

                                Current Action:
                           Community Office Expansion

                                       30
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                                Community Office
                                    Expansion

                               [Graphic Omitted]

o  Opportunistic Acquisitions

o  Selected de novo fill-ins

o  Upgrades to existing community offices


                                       31
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                                 Strategic Goal:
                               ACHIEVE EXCELLENCE

COMMERCIAL
     -  Leading Edge Products and Services

          o  International Trade Services
             -  98 Worldwide Correspondent Banks

          o  SBA Lending
             -  #6 Originator in Philadelphia Office
             -  88th largest SBA 7(a) lender in the U.S.*

          o  e-Cash Management

                                Current Action:
                               Equipment Leasing



                                       32
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                                  National Penn
                                 Leasing Company

                               [Graphic Omitted]

o   Focus on Commercial Relationship Building

o   Target existing market areas

o   Strong Management Team

     -   100+ years of leasing
         and banking experience


                                       33
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                              Consistent Strategies

o    Community banking market niche

o    Relationship-driven sales culture

o    Diversified revenue streams

o    Superior asset quality

o    Focus on shareholder value


                                       34
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                              Investment Incentives

o    Geographic location of franchise

o    Strong commercial relationship growth

o    Superior financial performance

o    Knowledgeable and experienced management team

o    Track record of success in creating shareholder value


                                       35
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                           2002 Corporate Distinctions

o Equities Magazine's NASDAQ Honor Roll - One of 86 companies named. Requires a year-over-year improvement in assets, revenues, earnings and net income.

o Member of the 2002 BNKElite - A select group of 12 banks recognized as distinct leaders among community banks.

o 2002 Best Places to Work in PA - NPBC was one of 50 recipients in the large-sized company category (250+ employees).

o Coleman Report's Top 100 SBA 7(a) lenders - National Penn Bank ranked as the 88th largest SBA 7(a) lender in the United States.

o Staton Institute - Designated as one of America's Finest Companies, one of America's Smartest Companies and an Earnings All-Star.


                                       36
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         The following  disclosure is made in accordance with Rule 165 of the
Securities and Exchange Commission ("SEC").

         National Penn urges shareholders of FirstService Bank and other investors to read the proxy statement/prospectus included in the registration statement on Form S-4 which National Penn filed with the SEC in connection with the proposed merger of FirstService into National Penn Bank. This proxy statement/prospectus contains important information about National Penn, FirstService Bank, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. The proxy statement/prospectus is available for free on the SEC's web site at http://www.sec.gov. It is also available for free from National Penn and FirstService. You may direct such a request to either of the following persons:

               A. Lee Roberts                Sandra L. Spayd
               Secretary                     Secretary
               FirstService Bank             National Penn Bancshares,  Inc.
               152 N. Main Street            Philadelphia and Reading Avenues
               Doylestown, PA 18901          Boyertown, PA 19512
               Phone:(215) 230-6398          Phone:(610) 369-6202

         In addition to the registration statement and proxy statement/prospectus, National Penn files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by National Penn at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. National Penn's filings with the SEC are also available to the public from commercial document-retrieval services and for free on the SEC's web site at http://www.sec.gov.